Exhibit 99.3

VANC Pharmaceuticals Adopts Advance Notice Policy

April 2, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (“OTC”) markets, is pleased to announce the approval and adoption by its Board of Directors of an advance notice policy (the "Policy").  The purpose of the Policy is to provide shareholders, directors and management of VANC with a clear framework for nominating directors of the Company.  VANC is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.  The Policy is intended to further these objectives.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company.  The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company.  No person will be eligible for election as a director of VANC unless nominated in accordance with the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Policy is available under the Company's profile at www.sedar.com [and on the Company's website (www.vancpharm.com)] or upon request by contacting the Company's Secretary at (604) 687-2038.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 Vanc Pharmaceuticals Inc.

April 2, 2015

 News Release

The Policy is in effect as at the date of this news release. Pursuant to the terms of the Policy, the Company will seek shareholder ratification of the Policy at its next annual general meeting of shareholders (the "Meeting").  If the Policy is not confirmed at the Meeting, the Policy will terminate and be of no further force and effect following the termination of the Meeting.

For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Aman Parmar,

Director and Chief Financial Officer

aparmar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.